UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 11)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Mediaset S.p.A.

(Name of Subject Company)

Not applicable

(Translation of Company’s Name into English (if applicable))

Italy

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mediaset Investment N.V.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Mediaset S.p.A.

Emanuela Bianchi

Viale Europa no 48

20093 Cologno Monzese Milan

Italy

+39 02 25149588

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

Exhibits.

99.1	Joint Announcement of Mediaset S.p.A. and Mediaset España Comunicación S.A.*

99.2	Notice of call of Mediaset S.p.A. shareholders’ meeting of 4 September 2019*

99.3	Extract from the Notice of call of Mediaset S.p.A. shareholders’ meeting of 4 September 2019*

99.4	Common Merger Plan**

99.5	Schedule 1 to Common Merger Plan — Current Articles of Association of Mediaset Investment N.V.**

99.6	Schedule 2 to Common Merger Plan — Proposed Articles of Association of MFE**

99.7	Schedule 3 to Common Merger Plan — Terms and Conditions for the Initial Allocation of Special Voting Shares A — Mediaset S.p.A.**

99.8	Schedule 4 to Common Merger Plan — Terms and Conditions for the Initial Allocation of Special Voting Shares A — Mediaset España Comunicación, S.A.**

99.9	Schedule 5 to Common Merger Plan — Terms and Conditions for the Special Voting Shares**

99.10	Mediaset S.p.A. Board of Directors Report**

99.11	Mediaset España Comunicación, S.A. Board of Directors Report**

99.12	Mediaset Investment N.V. Board of Directors Report**

99.13	Mediaset S.p.A. Expert Report**

99.14	Mediaset Investment N.V. Expert Report 1**

99.15	Mediaset Investment N.V. Expert Report 2**

99.16	Mediaset España Comunicación, S.A. Expert Report**

99.17	Mediaset Investment N.V. 2017 Annual Report**

99.18	Auditors Report regarding 2017 Financial Statements of Mediaset Investment N.V.**

99.19	Mediaset Investment N.V. 2018 Annual Report**

99.20	Auditors Report regarding 2018 Financial Statements of Mediaset Investment N.V.**

99.21	Proxy Form and Voting Instructions for Mediaset S.p.A. Extraordinary Shareholders’ Meeting on September 4, 2019***

99.22	Mediaset Group 2016 Annual Report****

99.23	Mediaset Group 2017 Annual Report****

99.24	Mediaset Group 2018 Annual Report****

99.25	Mediaset España Comunicación, S.A. 2016 Consolidated Financial Statements and Auditors Report****

99.26	Mediaset España Comunicación, S.A. 2017 Consolidated Financial Statements and Auditors Report****

99.27	Mediaset España Comunicación, S.A. 2018 Consolidated Financial Statements and Auditors Report****

99.28	Mediaset S.p.A. Questions and Answers for Extraordinary Meeting of Shareholders of Mediaset S.p.A. to be held on 4 September 2019*****

99.29	Press Release regarding Results of Initial Allotment of Special Voting Shares A******

99.30	Press Release announcing outcome of Mediaset S.p.A. extraordinary shareholders’ meeting*******

99.31	Summary of votes cast at the extraordinary shareholders’ meeting********

99.32	Notice of Rights’ Offer*********

99.33	Subscription Form*********

99.34	Press release announcing results of Rights’ Offer**********

99.35	Press release announcing extraordinary shareholders’ meeting of Mediaset S.p.A.***********

99.36	Notice of call of Mediaset S.p.A. shareholders’ meeting of 10 January 2020***********

99.37	Extract from the Notice of call of Mediaset S.p.A. shareholders’ meeting of 10 January 2020***********

99.38	Press release announcing outcome of Mediaset S.p.A. extraordinary shareholders’ meeting of 10 January 2020

*                      Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on June 10, 2019.

**               Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 20, 2019.

***        Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 21, 2019.

**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 24, 2019.

***** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on July 2, 2019.

****** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 29, 2019.

******* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on September 4, 2019.

******** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on September 10, 2019.

********* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on October 8, 2019.

********** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on November 14, 2019.

*********** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on November 25, 2019.

Item 2.   Informational Legends

This business combination is made for the securities of a foreign company.  The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the business combination, such as in open market or privately negotiated purchases.

A legend complying with Rule 802 under the Securities Act of 1933, as amended, was either included in each of the Exhibits listed above or, where the relevant documents were delivered through an electronic medium, presented in a manner reasonably calculated to draw attention to it.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Mediaset Investment N.V. filed an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on June 10, 2019.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIASET INVESTMENT N.V.

	By:	/s/ Monica Ballabio
	Name:	Monica Ballabio
	Title:	Director

Date: January 14, 2020